UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

CHINA ENERGY CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16939M103
(CUSIP Number)

Frank J . Marinaro
Loeb & Loeb LLP Beijing Representative Office
Suite 4301, Tower C, Beijing Yintai Centre
2 Jianguomenwai Dajie, Chaoyang District,
Beijing 100022, P.R. China
+86 (10) 5954 3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. *

CUSIP No. 16939M103	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FORTUNE PLACE HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,989,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,989,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,989,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The shares were obtained pursuant to the transactions described in Item 4, below.

(2) Based on 45,060,000 shares of common stock outstanding as reported by the issuer in its Form 10-Q for the period ended June 30, 2011.

CUSIP No. 16939M103	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WENXIANG DING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,989,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,989,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,989,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The shares were obtained pursuant to the transactions described in Item 4, below.

(2) Based on 45,060,000 shares of common stock outstanding as reported by the issuer in its Form 10-Q for the period ended June 30, 2011.

CUSIP No. 16939M103	Page 4 of 7

Item 1.	Security and Issuer.

Common Stock of China Energy Corporation (the “Issuer”), with a principal place of business located at No. 57 Xinhua East Street, Hohhot, Inner Mongolia, 010010, People’s Republic of China (the “PRC”)

Item 2.	Identity and Background.

This statement is filed on behalf of Fortune Place Holdings Limited (“Fortune Place”), a British Virgin Islands corporation with its principal office located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, and WenXiang Ding (“Mr. Ding”), a PRC citizen with a business address located at No. 57 Xinhua East Street, Hohhot, Inner Mongolia, PRC.  Fortune Place is a holding company and Mr. Ding is sole director of Fortune Place and the Chief Executive Officer, President and Chairman of China Energy Corporation (the “Issuer”).  Fortune Place and Mr. Ding are collectively referred to herein as the “Reporting Persons”.

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding, nor have either of them been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 30, 2010, Axim Holdings Limited (“Axim”) and Georgia Pacific Investments Inc. (“GPI”), which collectively beneficially owned 68% of the outstanding common stock of the Issuer transferred all of their common stock of the Issuer to Fortune Place pursuant to the Termination and Transfer Agreements described in Item 4.

Pursuant to a Terms of Services and Release Agreement dated June 24, 2011 (the “Terms of Services Agreement”) among Fortune Place, Longgen Zhang d/b/a Jessie International (“Jessie”), the Issuer and Mr. Ding,  Fortune Place, on June 24, 2011, transferred 3,600,000 shares of common stock of the Issuer to certain designees of Jessie in consideration for certain consulting services rendered by Jessie and its affiliates to Mr. Ding and the Issuer.

Item 4.	Purpose of Transaction.

Until November 30, 2010, the Issuer controlled Inner Mongolia Tehong Coal and Power Group Co., Ltd. and Inner Mongolia Heat Power Co., Ltd. (collectively, the “Issuer Operating Companies”) through a series of trust agreements which were terminated. In connection with the termination of such trust arrangements, ownership of the shares of the Issuer previously held by GPI and Axim was transferred to Fortune Place pursuant to termination and transfer agreements entered into by GPI, Axim, Fortune Place and Ms. Ninghua Xu, the holder of 100% of the equity interests of Fortune Place.

On November 30, 2010, Ms. Xu entered into an Entrustment Agreement with WenXiang Ding, our Chief Executive Officer, pursuant to which Ms. Xu appointed Mr. Ding to manage Fortune Place’s direct and indirect shareholder rights in the Company, the Issuer Operating Companies and related entities.  Pursuant to the agreement, Ms. Xu also appointed Mr. Ding as the exclusive agent with respect to all matters concerning 100% of Ms. Xu’s equity interest in Fortune Place. Pursuant to the Entrustment Agreement, Mr. Ding may be deemed to beneficially own all 26,989,107 shares of common stock of the Issuer held by Fortune Place.

In addition, Ms. Xu and Mr. Ding entered into a Share Transfer Agreement dated November 30, 2010, pursuant to which Mr. Ding has the right to purchase all of the shares of Fortune Place from Ms. Xu upon the achievement of certain performance targets by the Company over a period of 18 months.  On August 22, 2011, Mr. Ding partially exercised his option and acquired 1/3 of the shares of Fortune Place held by Ms. Xu. After giving effect to such exercise, Mr. Ding may be deemed to have an indirect pecuniary interest in 8,996,369 shares of the Issuer held by Fortune Place.

On June 24, 2011, Fortune Place transferred 3,600,000 shares of common stock of the Issuer to certain designees of Jessie pursuant to the Terms of Services Agreement in consideration for certain consulting services rendered by Jessie and its affiliates to Fortune Place and Mr. Ding. In connection with the Terms of Services Agreement, the recipients of the shares entered into lock-up agreements with the Issuer and Mr. Ding. Pursuant to Section 2(f) of the Terms of Services Agreement and the Tier 1 Lock-Up Agreement (attached as Exhibit A to the Terms of Services Agreement), 1,800,000 shares of common stock of the Issuer may not be sold or otherwise transferred until a date that is six (6) months from the date of its receipt under the Terms of Services Agreement. Pursuant to Section 2(g) of the Terms of Services Agreement and the Tier 2 Lock-Up Agreement (attached as Exhibit B to the Terms of Services Agreement), 1,800,000 shares of common stock of the Issuer cannot be sold or otherwise transferred until a date that is the later of (a) six (6) months following the date of its receipt of such shares under the Terms of Services Agreement, and (b) the date on which both of the following conditions precedent are satisfied: (i) the common stock of Issuer is approved for listing on NASDAQ, the NYSE Amex, or the NYSE, and (ii) the Issuer, with the substantial assistance of Jessie, consummates an equity, debt, or equity and debt financing raising a monetary amount satisfactory to Wenxiang Ding in his sole discretion.

CUSIP No. 16939M103	Page 5 of 7

Item 5.	Interest in Securities of the Issuer.

a)
The Reporting Persons are the beneficial owners of 26,989,107 shares of the Issuer representing 59.9% beneficial ownership. Ms. Xu beneficially owns 0 shares given her assignment of her shareholder rights to Mr. Ding pursuant to the Entrustment Agreement.

b)
The Reporting Persons share the power to vote and dispose of 26,989,107 shares of the Issuer. Ms. Xu does not have the sole or shared power to vote or dispose of any shares of the Issuer given her assignment of her shareholder rights to Mr. Ding pursuant to the Entrustment Agreement.

c)	The Reporting Persons have not effected any transactions in the common stock of the Issuer in the past sixty days other than as reported herein.

d)	Not applicable.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Items 3 and 4, above, is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

10.1	Termination and Transfer Agreement by and between Georgia Pacific Investments Inc., Fortune Place Holdings Limited and Ninghua Xu dated November 30, 2010.(1)
10.2	Termination and Transfer Agreement among Axim Holdings Ltd., Fortune Place Holdings Limited, and Ninghua Xu dated as of November 30, 2010.(1)
10.3	Entrustment Agreement by and between Ninghua Xu and WenXiang Ding dated November 30, 2010.(1)
10.5	Share Transfer Agreement dated November 30, 2010 (2)
10.6	Joint Filing Agreement, dated December 9, 2010, by and between Fortune Place Holdings Limited and WenXiang Ding, pursuant to Rule 13d-l (k)(I) of the Securities Exchange Act of 1934, as amended.
10.7	Terms of Services and Release Agreement by and among China Energy Corporation, Fortune Place Holdings Limited, WenXiang Ding and Jessie dated June 24, 2011(2)

(1) Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on December 6, 2010.

(2) Previously filed.

CUSIP No. 16939M103	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 7, 2011

FORTUNE PLACE HOLDINGS LIMITED

By:	/s/ Wenxiang Ding
Name:	Wenxiang Ding
Title:	Director

/s/ Wenxiang Ding
Wenxiang Ding

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: September 7, 2011

FORTUNE PLACE HOLDINGS LIMITED

By:	/s/ Wenxiang Ding
Name:	Wenxiang Ding
Title:	Director

/s/ Wenxiang Ding
Wenxiang Ding